MANHATTAN PHARMACEUTICALS, INC.
                          810 SEVENTH AVENUE, 4TH FLOOR
                            NEW YORK, NEW YORK 10019
                                 (212) 582-3950

April 5, 2006

VIA EDGAR AND FACSIMILE (202-772-9217)

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention: Mr. Jeffrey Riedler

         Re:      Manhattan Pharmaceuticals, Inc. (the "Company")
                  Registration Statement on Form S-3
                  File No. 333-131814

Dear Mr. Riedler:

      On behalf of the Company, the undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on April 7, 2006, or as soon thereafter as is practicable.

      On behalf of the Company, the undersigned hereby acknowledges the following:

      1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      3. The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely,

                                   MANHATTAN PHARMACEUTICALS, INC.


                                   By:      /s/ Nicholas J. Rossettos
                                      ------------------------------------------
                                            Nicholas J. Rossettos
                                            Chief Financial Officer

cc:   Mary K. Fraser, Esq. (via facsimile 202-772-9217)